

June 11, 2015

Via E-mail
Tianxiang Hu
Co-Chairman and Executive Chairman
Jupai Holdings Limited
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

> **Re:** **Jupai Holdings Limited**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 28, 2015**
> **CIK No. 0001616291**

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Our Relationship with E-House and Acquisition of E-House Capital, page 7

1.   Throughout the prospectus, particularly in subheadings, you state that you are acquiring E-House Capital. However, in the financial statements it appears that you are acquiring Scepter Pacific. Please revise the document throughout to present the nature of your acquisition consistently, including the name of the company being acquired.

2.   We note the revised disclosure in response to comment 6 of our letter dated May 22, 2015 disclosing the pro forma assets and earnings of the combined Jupai and Scepter entity. In order for investors to better understand the impact of the Scepter acquisition, please revise this section to disclose the corresponding earnings and assets of Jupai in the same periods.

Risk Factors, page 17

We may be adversely affected by the complexity, uncertainties and changes…, page 38

3.   Please revise this risk factor to provide investors with an idea of the extent to which funds that rely on entrustment loans impacted your product sales in 2014 and so far in 2015, as disclosed on page 121 in response to comment 4 of our letter dated May 22, 2015.

We may be classified as a passive foreign investment company, or PFIC…, page 57

4.   Please revise this risk factor to state, as you state on page 180, that you do not intend to provide your U.S. holders with information to make a qualified electing fund election. The revised risk factor should clarify that without the fund election, the possible tax consequences of being a PFIC for U.S. holders may be significant.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Overview, page 79

5.   We note your disclosure regarding recurring management fees as a percentage of total revenues on page 79 and within the tabular presentation on page 80. We also note from your response to comment 4 of our letter dated May 22, 2015 and the revised registration statement that a significant amount of carried interest was recognized in the three-month period ended March 31, 2015 with more expected to be recognized in the near future. Please revise here and elsewhere (such as Note 10 on page F-70) to disaggregate the recognized carried interest within recurring management fees or provide supplemental disclosure. For example, provide footnotes to the table and/or parenthetically provide recurring service and management fees excluding recognized carried interest (quantify the amount), as a percentage of total revenues, such that an investor may differentiate this component of recurring management fees.

Industry, page 107

Asset management services, page 119

6.   We note your response and revisions related to comment 4 of our letter dated May 22, 2015; however, it is not clear how you addressed each of the points identified. Therefore we are reissuing our comment in part. Please revise the table on page 119 to include the following information:

- Disclose the current value of the investment or net asset value. In this regard, we note the column titled "fund size"; however it is not clear what this amount represents. Revise the disclosure to clarify.
- Disclose the amount(s) the funds must distribute to their investors as a return of capital and a preferred return (if applicable) before a performance fee/carried interest from the fund may be earned.
- Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds.

Regulation, page 130

Regulations on Foreign Exchange, page 139

7.   We note your disclosure on page 140 that SAFE Circular 142 will be superseded in part by SAFE Circular 19. Please revise this disclosure to discuss the changes in how the regulations impact your business since SAFE Circular 19 became effective on June 1. The revised disclosure should provide investors with more information on how your business is impacted, including the ability to provide the funds from this offering to your PRC operations, or to receive dividends from those operations.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
         Z. Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP